Exhibit 5 and 23.2

February 9, 2009

LCNB Corp.

2 North Broadway

Lebanon, Ohio  45036

Ladies and Gentlemen:

This opinion is rendered for use in connection with the Registration Statement on Form S-3 (the “Registration Statement”), prescribed pursuant to the Securities Act of 1933, filed by LCNB Corp. (the “Company”) with the Securities and Exchange Commission on or about this date pursuant to which (i) 13,400 shares of the Company’s Fixed Rate Cumulative Perpetual Preferred Stock, Series A, without par value per share (the “Senior Preferred Stock”), (ii) a warrant dated January 9, 2009 (the “Warrant”) to purchase 217,063 shares of the Company’s common stock, without par value per share (“Common Stock”) and (iii) 217,063 shares of Common Stock for which the Warrant may be exercised are to be registered for issuance.  The Senior Preferred Stock and the Warrant were issued pursuant to a Letter Agreement, dated January 9, 2009, which includes the Securities Purchase Agreement - Standard Terms, between the Company and the U.S. Department of the Treasury (the “Letter Agreement”).

We hereby consent to the filing of this opinion as Exhibits 5 and 23.2 to the Registration Statement and to the reference to our name in the Registration Statement.

As counsel to the Company, we have examined and are familiar with originals or copies, certified or otherwise identified to our satisfaction, of such statutes, documents, corporate records, certificates of public officials, and other instruments as we have deemed necessary for the purpose of this opinion, including, but not limited to, the Senior Preferred Stock, the Warrant, the Letter Agreement, the Company’s amended and restated articles of incorporation, as amended, the Company’s code of regulations and the record of proceedings of the directors of the Company.

Based upon the foregoing, we are of the opinion that:

1.

The issuance and sale of the Senior Preferred Stock by the Company have been duly authorized by the Company, and the Senior Preferred Stock is validly issued, fully paid and non-assessable;

2.

The Warrant has been duly authorized, executed and delivered by the Company;

3.

The shares of Common Stock to be issued by the Company upon exercise of the Warrant have been duly authorized and reserved for issuance and, when issued in accordance with the terms of the Warrant, will be validly issued, fully paid and non-assessable.

The opinions expressed herein are opinions solely regarding the laws of the United States of America and the laws of the State of Ohio (without regard to conflicts of law principles); no opinion is expressed herein concerning the laws of any other jurisdiction.

LCNB Corp.

February 9, 2009

_____________________

We express no opinions with respect to any matter except as expressly and specifically set forth in Paragraphs 1-3 above, and no opinion as to any other matter shall be deemed to have been given by, or be implied or inferred from, any of the opinions set forth in Paragraphs 1-3 above, or from anything else set forth in this letter.

This letter speaks only as of its date.  We undertake no obligation to advise the addressee (or any third party) of changes of law or fact that occur after the date of this letter, regardless of whether the change may affect the legal analysis, a legal conclusion or other information contained in this letter.

Very truly yours,

DINSMORE & SHOHL LLP

/s/Susan B. Zaunbrecher

Susan B. Zaunbrecher